UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hearn, Michael D.
   938 Berkeley Ave.
   Charlotte, NC  28203
   USA
2. Issuer Name and Ticker or Trading Symbol
   Interstate/Johnson Lane, Inc.
   IJL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) (X) Other (specify below)
   Sr. Managing Director-Interstate/Johnson Lane Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.20 par valu|9/1/98|Nt.1| |5000              |A  |$30.25     |24,003             |D     |N/A                        |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.2| |                  |   |           |1,107              |D     |Restricted Stock           |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.3| |                  |   |           |711                |D     |Restricted Stock           |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.4| |                  |   |           |3,493              |I     |Held by Trustee            |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |    | |                  |   |           |462                |I     |Spouse                     |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Right to Buy-Non-Quali|$13.50  |01/21|Nt.5| |N/A        |A  |Nt.5 |Nt.5 |Common stock|5,000  |       |5,000       |D  |N/A         |
fied Options          |        |/97* |    | |           |   |     |     |, $.20 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Right to Buy-Non Quali|$13.50  |01/21|Nt.6| |N/A        |A  |Nt.6 |Nt.6 |Common stock|10,000 |       |15,000      |D  |N/A         |
fied Options          |        |/97* |    | |           |   |     |     |, $.20 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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Right to Buy-Non Quali|$13.50  |10/21|Nt.7| |N/A        |A  |Nt.7 |Nt.7 |Common stock|5,000  |       |20,000      |D  |N/A         |
fied Options          |        |/97  |    | |           |   |     |     |, $.20 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Nt.1-Exercise of grant dated 01/17/89, 5,000 shares @$6.00 per share.
Nt.2-Cash compensation deferred during year ended 9/30/96, used to purchase 1,107 shares 2-year restricted stock from Issuer at $9.27 per share.
Nt.3-Cash compensation deferred during year ended 9/30/97, used to purchase 711 shares 2-year restricted stock from Issuer at $17.15 per share.
Nt.4-Vested portion in Issuer's benefit plans and does not include shares accrued since 9/30/97.
Nt.5-Non-qualified stock option granted 1/21/97, contingent exercisability, expires 1/21/07.
Nt.6-Non-qualified stock option granted 1/21/97, currently 100% exercisable, expires 1/21/07.
Nt.7-Non-qualified stock option granted 10/21/97, currently 100% exercisable, expires 10/21/07.